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                             November 30, 2021

       Albert Hansen
       Chief Executive Officer
       ClearLight Biotechnologies, Inc.
       428 Oakmead Parkway
       Sunnyvale, CA 94085-4708

                                                        Re: ClearLight
Biotechnologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed November 19,
2021
                                                            File No. 024-11720

       Dear Mr. Hansen:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Olivia Bobes, Law Clerk, at (202) 551-7361 or Jan Woo, Legal Branch
       Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Karen Muller, Esq.